UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Rockefeller Multi Alternatives Portfolio

Address of Principal Business Office (No. & Street, City, State, Zip Code):

60 East 42nd Street, 26th Floor

New York, NY 10165

Telephone Number (including area code): 212-994-7400

Name and address of agent for service of process:

Nicholas Veronis

iCapital Fund Advisors LLC

60 East 42nd Street, 26th Floor

New York, NY 10165

With copies of Notices and Communications to:

Rajib Chanda, Esq.

Simpson Thacher & Bartlett LLP

900 G Street N.W.

Washington, D.C. 20001

Kenneth Burdon, Esq.

Simpson Thacher & Bartlett LLP

855 Boylston Street

Boston, MA 0211

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the city of New York and state of New York on the 29th day of May, 2026.

Rockefeller Multi Alternatives Portfolio

By:	/s/ Nicholas Veronis
Nicholas Veronis
Sole Trustee, President and Principal Executive Officer